UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549-1004
                                  FORM 11-K


 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934


For the fiscal year ended December 31, 1997
                          -----------------


                  OR


    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934



For the transition period from                       to
                               ---------------------    ---------------------



Commission file number 2-88284
                       -------





                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                ---------------------------------------------
                           (Full title of the plan)



                          General Motors Corporation
             100 Renaissance Center, Detroit, Michigan 48265-1000
             ----------------------------------------------------
              (Name of issuer of the securities held pursuant to
                  the plan and the address of its principal
                              executive offices)



Registrant's telephone number, including area code (313)-556-5000



          Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:



                                            Peter R. Bible
                                            Chief Accounting Officer
                                            General Motors Corporation
                                            100 Renaissance Center
                                            Detroit, Michigan  48265-1000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------
(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                Page No.
     ----------------------------------------------------------     --------

     The General Motors Personal Savings Plan for
       Hourly-Rate Employees in the United States:
         Independent Auditors' Report. . . . . . . . . . . . . . .        3
         Statements of Net Assets Available for Benefits, as of
           December 31, 1997 and 1996  . . . . . . . . . . . . . .        4
         Statements of Changes in Net Assets Available for
           Benefits for the Years Ended December 31, 1997 and 1996        5
         Notes to Financial Statements . . . . . . . . . . . . . .        6
         Supplemental Schedules:
           Line 27a-Schedule of Assets Held for Investment
             Purposes as of December 31, 1997. . . . . . . . . . .       15
           Line 27d-Schedule of Reportable Transactions for the
             Year Ended December 31, 1997. . . . . . . . . . . . .       17
         Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)  EXHIBIT
     -------

     Exhibit 23 - Independent Auditors' Consent . . . . . . . . . .      18





                                  SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the President's Council of General Motors Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              The General Motors Personal
                                              Savings Plan for Hourly-Rate
                                              Employees in the United States
                                              -----------------------------
                                             (Name of Plan)


Date     June 23, 1998           By:
     -------------------


                                              /s/John F. Smith, Jr.
                                              -------------------------
                                              (John F. Smith, Jr., Chairman
                                               President's Council)

INDEPENDENT AUDITORS' REPORT
----------------------------

The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States:


We have audited the accompanying statements of net assets available for benefits of The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1997 and (2) reportable transactions for the year ended December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Detroit, Michigan
June 5, 1998



                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, l997 AND 1996
                                           1997                1996
                                       ------------        ------------
                                           (Dollars in Thousands)
ASSETS:
Investments, at fair value (Note A):
  Value of interest in General
    Motors Savings Plans Master
    Trust (Note C)                       $2,082,584          $1,605,783
    Mutual funds                          1,513,281             823,411
  Common and collective trust -
    Fixed Income Fund                        74,713             338,676
  Participant loans                         412,622             349,846
                                          ---------           ---------
                                          4,083,200           3,117,716

Investments, at contract value (Note A)-
  Investment contracts                    2,029,841           1,741,340
                                          ---------           ---------
    Total investments                     6,113,041           4,859,056
                                          ---------           ---------
Accrued investment income                     9,978               7,647
                                          ---------           ---------
    Total assets                          6,123,019           4,866,703

LIABILITIES:
  Due to brokers for securities
    purchased                                 4,443               2,287
                                          ---------           ---------
NET ASSETS AVAILABLE FOR
  BENEFITS                               $6,118,576          $4,864,416
                                          =========           =========


Reference should be made to the Notes to Financial Statements.





                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                              1997                   1996
                                          ------------         -------------
                                               (Dollars in Thousands)
ADDITIONS:
  Investment income:
    Net appreciation in fair
      value of mutual fund investments        $123,797              $38,469
    Dividends                                  116,809               59,949
    Interest                                   148,628              130,572
    Net investment earnings from the
      General Motors Savings Plans
      Master Trust (Note C)                    411,575              220,190
                                             ---------            ---------
      Total investment income                  800,809              449,180
                                             ---------            ---------

  Contributions:
    Employer                                     2,970                1,733
    Participants                               650,749              602,428
                                             ---------            ---------
      Total Contributions                      653,719              604,161
                                             ---------            ---------
    Total additions                          1,454,528            1,053,341

DEDUCTIONS - DISTRIBUTIONS TO PARTICIPANTS    (200,368)            (187,600)
                                             ---------            ---------

NET INCREASE                                 1,254,160              865,741

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                          4,864,416            3,998,675
                                             ---------            ---------

  End of year                               $6,118,576           $4,864,416
                                             =========            =========

Reference should be made to the Notes to Financial Statements.




























                                    - 5 -
                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                        NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED DECEMBER 31, 1997 AND 1996

A.  THE PLAN

  GENERAL - General Motors Corporation (the "Corporation") and certain unions have established The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States (the "Plan"), a defined contribution plan. Generally, eligible hourly-rate full-time and part-time employees may participate and accumulate savings under the Plan on the first day of the first pay period following the attainment of seniority, as defined in the Plan. The Finance Committee of the Corporation's Board of Directors acts as the Plan fiduciary and, along with various officers, employees and committees, with authority delegated from the Plan fiduciary, controls and manages the operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following brief description of the Plan is provided for general informational purposes only. Participants should refer to the Plan document and prospectus for a complete description of the Plan's provisions.

   PARTICIPANT CONTRIBUTIONS - An eligible participant employed by the Corporation (an "Eligible Employee") may elect to make pre-tax contributions, in 1% increments, up to 20% of eligible weekly earnings as defined in the Plan, up to the maximum IRS 401(k) limit. In addition, an Eligible Employee may elect to contribute, in 1% increments, up to 100% of his or her profit sharing distribution from The General Motors Profit Sharing Plan for Hourly-Rate Employees to his or her account in the Plan. Profit sharing amounts contributed to the Plan on behalf of an Eligible Employee are invested in the same investment option(s) as selected by the participant for weekly contributions to the Plan. Employee contributions vest immediately. Effective April 1, 1997, employees may also contribute to the Plan on an after tax basis.

   EMPLOYER CONTRIBUTIONS - For certain employees hired on or after January 1, 1994, the Corporation contributes an amount equal to a certain percent (based on local units competitive hire agreement) of eligible weekly earnings to such participants' accounts in the form of the Corporation's $1-2/3 par value common stock. Such participants must be in the Plan for at least three years to be vested in assets acquired with employer contributions, at which time such assets may be transferred by the participant to other available investment options. Forfeitures are used to offset future employer contributions.

   FUND EXCHANGES - Generally, each participant is entitled on any business day to exchange a specified portion or all of his or her interest in any of the investment options to other options offered under the Plan, subject to the provisions in the paragraph above.

   PARTICIPANT WITHDRAWALS - A participant may withdraw funds in their account at any time after attaining age 59-1/2. Prior to age 59-1/2, employee after-tax savings may be withdrawn at any time, however, tax deferred savings may only be withdrawn because of termination of employment, retirement, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by the Corporation. The amount that may be withdrawn for a financial hardship is limited as defined in the Plan. The funds that represent a hardship distribution must conform to conditions required by the Internal Revenue Service (the "IRS"). A participant who receives a hardship distribution shall have his or her contributions to the Plan suspended for 12 months following the distribution as required by law.

   INVESTMENT OPTIONS - The participants must direct, in 10% increments, how their contributions are to be invested. A description of each investment option offered under the Plan follows:

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

   General Motors Common Stock Funds: $1-2/3 Par Value, Class H, $0.10 Par Value
   - Under these investment options, contributions are invested by the Trustee primarily in the respective General Motors common stock. Each unit represents a proportionate interest in all of the assets of the respective GM Common Stock Funds. The number of units credited to each particpant's account within an applicable plan will be determined by the amount of the participant's contributions and the purchase price of a unit in the respective GM Common
   Stock Fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a particpant's investment is based on the value of units, which, in turn, is determined by the market price of the GM Common Stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held by each fund.

   Each participant directs the Trustee how to vote common stock shares allocated to his or her account. The Trustee will not exercise voting rights with respect to those shares for which direction has not been received by the required deadline.

   Equity Index Fund - Under this investment option, contributions are invested in a portfolio of common stocks managed by an investment manager. The investment manager maintains a portfolio which is designed to match the performance of the Standard & Poor's 500 Index. This Index is a broad-based index of large companies which operate in a wide variety of industries and market sectors and which represent over two-thirds of the market capitalization of all publicly traded common stocks in the United States.

   Assets invested in the Equity Index Fund are expressed in terms of units. The number of units credited to a participant's account will be determined by the amount of the participant's contributions and the current value of each unit in the Equity Index Fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value.

   Balanced Fund - Under this investment option, contributions are invested in equity and fixed income investments selected from opportunities available in global capital markets, including large and small capitalization common stocks, investment and non-investment grade bonds, convertible securities, real estate, emerging market investments, and venture capital, and may be issued by U.S. or non-U.S. issuers.

   From time to time, investment managers may use derivative financial instruments including forward exchange contracts and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan's interest in Funds which utilize such financial instruments is not considered significant to the Plan's financial statements.

   Assets invested in the Balanced Fund are expressed in terms of units and are valued in the same manner as noted above for the Equity Index Fund.

   Mutual Funds - This investment option is comprised of many different mutual funds managed by Fidelity Investments. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund's objectives and investments is contained in that fund's prospectus.

   Income Fund - Funds are invested in investment contracts issued by insurance companies. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets. In addition to the investment contracts, the Income Fund also invests in a short-term fixed income portfolio (the "Fixed Income Fund")which invests in U.S.
   Government debt obligations and cash.



                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES


   The annual rates of return,  maturity  dates,  issuing company and investment contract  balances  at  December  31,  1997 and  1996,  respectively,  are as follows:
                                                 Contract        Contract
                                                 Value as        Value as
Annual Rate    Maturity                             of              of
 of Return       Date      Issuing Company       12/31/97        12/31/96
-----------   ----------  -----------------    --------------  --------------
                             (Dollars in Thousands)
Variable      N/A          Metropolitan Life*      $347,804        $326,266
Variable      9/01/03      Metropolitan Life*       208,976         111,461
Variable      8/17/98      New York Life            114,048         107,289
   6.32%      12/31/97     Principal Mutual         156,185         175,783
Variable      N/A          Metropolitan Life        343,385         323,173
   6.48%      6/30/00      John Hancock             166,567         156,430
   6.86%      2/4/02       New York Life             52,778               -
   6.39%      1/2/98       New York Life             92,721         102,563
   6.55%      12/31/01     New York Life            222,990         209,282
   6.39%      1/2/98       New York Life             54,307          59,861
   6.13%      N/A          John Hancock*             89,846          84,346
   6.14%      6/30/99      John Hancock             180,234          84,886
                                                  ---------       ---------
Total                                            $2,029,841      $1,741,340
                                                  =========       =========

 *Individual Separate Account.

   The average yield on guaranteed investment contracts in the Income Fund was 7.21% and 7.58% for the years ended December 31, 1997 and 1996, respectively.

   The contract value of investment contracts in the Income Fund approximates fair value as of December 31, 1997 and 1996.

   Other Investments:

   EDS Common Stock Fund - Effective June 7, 1996, the net assets of Electronic Data Systems ("EDS") were split-off from the net assets of the Corporation. As a result, the Class E Common Stock Fund was changed to the EDS Common Stock Fund. Also, effective June 7, 1996, no new contributions, loan repayments or exchanges may be made into the EDS Common Stock Fund. Dividends, if any, paid on EDS Common Stock held by the Plan will be invested in an Income Fund investment option. This fund will be eliminated five years from the effective date of the split-off.

   Raytheon Class A Common Stock Fund - Effective December 17, 1997, GM spun-off the defense electronics business of Hughes Electronics, a GM subsidiary (Hughes Defense), to holders of GM $1-2/3 par value and Class H common stock, which was immediately followed by the merger of Hughes Defense with Raytheon Company. In connection with the above transaction, Raytheon Class A common stock was distributed to holders of GM $1-2/3 par value and Class H common stocks. Plan participants holding Class H Common Stock Fund units were allocated approximately .81 units of Raytheon Class A units for each unit of GM Class H held. Plan participants holding GM $1-2/3 par value Common Stock Fund units were allocated approximately .08 units of Raytheon Class A units for each unit of GM $1-2/3 held. The determination of the allocation ratio for units was based on the number of units held in the Plan. Such distribution was recorded as a stock dividend and totaled approximately $314 million of which $172 million and $142 million were distributed to $1-2/3 par value common stockholders and Class H common stockholders, respectively.

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

   Such distribution required the addition of the Raytheon Class A Common Stock Fund as an investment option. The Raytheon Class A Common Stock Fund will remain in the Plan through December 31, 2002; however, no further contributions or exchanges from any other investment options into the Raytheon Class A Common Stock Fund will be permitted during that time. Dividends, if any paid on Raytheon Class A Common Stock held by the Plan will be invested in an Income Fund investment option prior to allocation to participant's accounts.

   Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the Raytheon Class A Common Stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held by the fund.

   PARTICIPANT LOANS - Once each year, eligible participants may borrow from their plan accounts. The amount and term of the loans are limited under the Plan. The loan interest rate will be established once each quarter at a rate equal to the prevailing prime lending rate as of the last business day of the previous quarter. Interest paid on the loans is credited back to the borrowing participant's account in the Plan. Loans not repaid within the provisions of the Plan are deemed to be distributions from participants' accounts.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

   oThe financial statements of the Plan are prepared under the accrual method of accounting.

   oInvestments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals or administrative expenses charged by the issuer of the contract.

   oSecurity transactions are recorded on the trade date.

   oInvestment income is recognized as earned based on the terms of the investments and the periods during which the investments are owned by the Plan.

   oCertain costs of Plan administration are paid by the Corporation.

   The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

C.  THE MASTER TRUST

   The Corporation established the General Motors Savings Plans Master Trust (the "Master Trust") pursuant to a trust agreement among the Corporation, Saturn Corporation and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES


   Employee benefit plans participating in the Master Trust include the following:

   o General Motors Savings-Stock Purchase Program for Salaried Employees in the United States
   o General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
   o  Saturn Individual Savings Plan for Represented Members
   o  Saturn Personal Choices Savings Plan for Non-Represented Members

   The Master Trust is composed of six commingled master trust investment options: the GM $1-2/3 Common Stock Fund, the GM Class H Common Stock Fund, the EDS Common Stock Fund, the Equity Index Fund, the Balanced Fund, and the Raytheon Class A Common Stock Fund. Each of these investment options is described in Note A. Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the six master trust investment options.

   The net investment income of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on that plan's interest in each Master Trust investment fund, as compared with the total interest in each Master Trust investment fund of all the participating plans at the beginning of the month.

   As of December 31, 1997 and 1996, the Plan had approximately a 25% and 22% interest in the Master Trust, respectively.



                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

   The net assets available for benefits of all participating plans in the Master Trust at December 31, 1997 and 1996 are summarized as follows (dollars in thousands):

   ASSETS:                                                1997         1996
      Investments, at fair value:                    ---------    ---------
         Common Stock:
            General Motors $1-2/3 par value         $4,219,576   $4,237,497
            General Motors Class H, $0.10 par value    225,418      389,506
            EDS Common Stock, $0.10 par value          460,532      632,206
            Raytheon Class A Common Stock              360,087            -
            Other Corporate                             15,110       12,440
         U.S. Government Securities                      2,913        1,875
         Common and collective trust                 3,167,494    2,063,946
         Cash                                           51,835       79,952
                                                     ---------     ---------
            Total investments                        8,502,965    7,417,422
      Receivables:
         Due from broker for investments sold            2,664        2,081
         Accrued investment income                       4,791        1,633
                                                        ------       -------
      Total receivables                                  7,455        3,714
                                                     ---------       -------
            Total assets                            $8,510,420   $7,421,136
                                                     =========     =========

   Liabilities -
      Due to broker for securities purchased             8,553           49
                                                     ---------     ---------
   Net assets available for benefits                $8,501,867   $7,421,087
                                                     =========     =========

   The total investment  earnings of all participating plans in the Master Trust for the years  ended  December  31,  1997 and 1996 is  summarized  as follows
   (dollars in thousands):
                                                        1997           1996
                                                     ---------    ---------

   Interest                                             $4,273       $5,651
   Dividends                                           148,332      145,877
   Stock dividend                                      314,280            -
   Net appreciation in fair value
     of investments:
     Common stocks                                     658,340      192,900
     U.S. Government securities                            303           78
     Common and collective trust                       703,360      365,828
     Registered investment company                       8,321        6,410
                                                    ----------     ---------
   Total net appreciation in fair value
     of investments                                  1,370,324      565,216
                                                    ----------     ---------
   Total investment earnings                        $1,837,209     $716,744
                                                    ==========     =========



                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

D.  FUND INFORMATION

   Contributions, investment income and distributions to participants by fund are as follows for the years ended December 31, 1997 and 1996. Mutual fund investment options which individually comprise less than 5% of the Plan's total net assets available for benefits have been combined.

                                                 1997              1996
                                            ------------       -----------
                             (Dollars in Thousands)
   Participant Contributions:
      Master Trust                             $181,084           $172,456
      Income Fund                               297,140            287,528
      Mutual funds                              172,525            142,444
                                                -------            -------
      Total                                    $650,749           $602,428
                                                =======            =======
   Employer Contributions:
      Master Trust                               $2,970             $1,733
                                                =======            =======
   Investment income:
      Interest and Dividends
         Master Trust                          $ 36,118           $ 36,093
         Income Fund                            142,674            126,812
         Mutual funds                           122,763             63,709
                                                -------            -------
      Total                                    $301,555           $226,614
                                                -------            -------
      Net appreciation in fair
      value of investments
         Master Trust                          $375,457           $184,097
         Mutual funds                           123,797             38,469
                                                -------            -------
      Total                                     499,254            222,566
                                                -------            -------
         Total investment income               $800,809           $449,180
                                                =======            =======
   Distribution to participants:
      Master Trust                             ($74,351)          ($58,220)
      Income Fund                               (99,421)          (108,343)
      Mutual funds                              (19,609)           (15,717)
      Participant loans                          (6,987)            (5,320)
                                                -------            -------
   Total                                      ($200,368)         ($187,600)
                                                =======            =======

E.  TERMINATION OF THE PLAN

   Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan subject to the provisions of ERISA. Such termination of the Plan, if any, would not affect a participant's interest in assets already in the Plan.

F.  FEDERAL INCOME TAXES

   In August 1997, the Plan was determined by the the IRS to be a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. The Plan's fiduciary and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore no provision for income taxes has been included in the Plan's financial statements.




                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

G.  PARTICIPANT UNIT DATA

    FOR THE YEAR ENDED DECEMBER 31, 1997

                                                        GENERAL MOTORS SAVINGS PLANS MASTER TRUST
                                         ------------------------------------------------------------------------------------
                                              GM           GM                                                     Raytheon
                                          $1-2/3 Par     Class H        EDS                                       Class A
                                         Common Stock  Common Stock  Common Stock   Balanced    Equity Index     Common Stock
                                             Fund         Fund          Fund          Fund          Fund            Fund
                                         -----------  -----------    ----------    ---------    ------------    -------------
           (Units in Thousands)
Quarter ended March 31
  Plan number of units outstanding           6,670           82            69        2,265         42,057
  Net asset value per unit                 $133.39      $150.84       $105.41       $14.30         $17.38

Quarter ended June 30
  Plan number of units outstanding           6,691           85            68        2,333         43,305
  Net asset value per unit                 $134.08      $159.56       $107.05       $15.62         $20.42

Quarter ended September 30
  Plan number of units outstanding           5,820           78            64        2,471         45,886
  Net asset value per unit                 $160.89      $181.52        $92.78       $16.49         $21.95

Quarter ended December 31
  Plan number of units outstanding           6,307          112            62        2,495         46,514            587
  Net asset value per unit                 $145.83      $103.75       $114.66       $16.37         $22.58         $89.89





                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

G.  PARTICIPANT UNIT DATA - Concluded

    FOR THE YEAR ENDED DECEMBER 31, 1996

                                                        GENERAL MOTORS SAVINGS PLANS MASTER TRUST
                                         --------------------------------------------------------------------
                                              GM           GM
                                          $1-2/3 Par     Class H        EDS
                                         Common Stock  Common Stock  Common Stock   Balanced    Equity Index
                                             Fund         Fund          Fund          Fund          Fund
                                         -----------  -----------    ----------    ---------    ------------
           (Units in Thousands)
Quarter ended March 31
  Plan number of units outstanding           7,008           31            83        1,934         37,319
  Net asset value per unit                 $123.28      $176.96       $147.64       $12.77         $14.50

Quarter ended June 30
  Plan number of units outstanding           7,154           29            78        2,024         38,699
  Net asset value per unit                 $126.04      $167.55       $139.53       $13.09         $14.98

Quarter ended September 30
  Plan number of units outstanding           7,813           29            76        2,006         38,875
  Net asset value per unit                 $115.68      $161.38       $159.12       $13.39         $15.62

Quarter ended December 31
  Plan number of units outstanding           6,627           28            73        2,078         39,849
  Net asset value per unit                 $134.18      $156.74       $112.81       $14.16         $16.93





                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

            Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1997


                                                                        Current
        Description of Investment                       Cost             Value
------------------------------------------------   --------------    -------------
Value of Interest in General Motors
  *Savings Plans Master Trust                          $1,445,923      $2,082,584

  Fixed Income Fund                                        74,713          74,713

  *Loan Fund                                                    -         412,622

  *Fidelity Mutual Funds:
  ----------------------------
  Fidelity                                                 33,221          34,849
  Puritan                                                  42,115          44,884
  Trend                                                     3,442           2,974
  Magellan                                                117,278         128,046
  Contra Fund                                             143,924         150,632
  Equity Income                                            70,841          76,666
  Growth Company                                           43,249          43,454
  Investment Grade                                          9,259           9,436
  Growth & Income                                         130,899         145,002
  Value                                                    59,682          58,215
  Government Securities                                     7,409           7,544
  Retirement Growth                                        15,097          14,282
  OTC Portfolio                                            33,117          31,321
  Overseas                                                 18,140          17,167
  Europe                                                   16,027          16,873
  Pacific Basin                                             6,973           5,895
  Real Estate                                              19,930          21,491
  Balanced Fund                                            15,066          15,278
  International Growth & Income                             5,551           5,353
  Capital Appreciation                                     10,305           9,586
  Convertible Securities                                    3,867           3,722
  Canada                                                    1,965           1,744
  Utilities                                                12,118          12,528
  Blue Chip                                               161,881         179,654
  Asset Manager                                            11,904          12,640
  Disciplined Equity                                       13,929          14,199
  Low-Priced Stock                                         45,185          48,173
  Worldwide                                                20,007          18,829
  Equity Income II                                        112,095         119,825
  Stock Selector                                           23,780          24,448
  Asset Manager - Growth                                   14,623          15,109
  Emerging Growth Fund                                      7,188           6,391
  Diversified International                                12,628          12,762
  Asset Manager - Income                                    3,479           3,523
  Dividend Growth                                         103,624         107,736
  Fidelity Exp & Multinational Fund                        29,143          27,792
  Fidelity Global Balanced                                    814             840
  Fidelity Small Cap Stock                                 24,945          25,723
  Fidelity Mid Cap Stock                                   11,002          11,180
  Freedom Income Fund                                       1,398           1,428
  Freedom 2000 Fund                                         3,558           3,716
  Freedom 2010 Fund                                         7,972           8,443
  Freedom 2020 Fund                                         2,957           3,118
  Freedom 2030 Fund                                         1,994           2,085
  Fidelity International Bond                               1,615           1,593
  Fidelity Fifty                                            7,398           7,132
                                                    -------------   -------------
  Total Mutual Funds                                   $1,442,594      $1,513,281
                                                    =============   =============



                                                         - 15 -

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

            Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1997
                                   Concluded

                                                                                         Current
     Description of Investment                                            Cost            Value
---------------------------------------------------------------      --------------   -------------

Investment Contracts:      Maturity
   Issuing Company         Date             Contract      Rate
   ------------------      ----------     -----------   -------
  Principal Mutual         12/31/97         GA405451      6.32%          $156,185       $156,185
  Metropolitan Life           N/A            GA13653    Variable          347,804        347,804
  Metropolitan Life           N/A           GAC24597    Variable          343,385        343,385
  Metropolitan Life        9/1/03            GA13635    Variable          208,976        208,976
  New York Life            8/17/98           GA30331    Variable          114,048        114,048
  New York Life            12/31/01       GA30331002      6.55%           222,990        222,990
  New York Life            1/2/98         GA06363002      6.39%            54,307         54,307
  New York Life            1/2/98         GA06363003      6.39%            92,721         92,721
  New York Life            2/4/02         GA30331003      6.86%            52,778         52,778
  John Hancock             6/30/00            GA8504      6.48%           166,567        166,567
  John Hancock                N/A         GA7921SA86      6.13%            89,846         89,846
  John Hancock             6/30/99        GAC7878SA85     6.14%           180,234        180,234
                                                                        ---------      ---------
  Total Investment Contracts                                            2,029,841      2,029,841
                                                                        ---------      ---------
  Total Investments                                                    $4,993,071     $6,113,041
                                                                        =========      =========


 *Party-in-Interest



                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                  Line 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                             (Dollars in Thousands)

                                                            Purchases                    Sales
                                                            ---------     ---------------------------------------
Identity of                                                  Purchase      Sales        Original       Net Gain
Party/Broker         Description of Asset                     Price        Price          Cost           (Loss)
------------         --------------------------------       ---------     -------     ------------   ------------
                         SERIES REPORTABLE TRANSACTIONS
                                       ------------------------------------------

State Street Bank    Fixed Income Fund
  and Trust          (131 purchases, 143 sales)              $803,747      $965,291       $965,291           $-



                         SINGLE REPORTABLE TRANSACTIONS
                                             ------------------------------

State Street Bank    Fixed Income Fund
  and Trust Co.      (1 purchase)                            $268,291            $-       $268,291           $-

State Street Bank    Fixed Income Fund
  and Trust Co.      (1 sale)                                      $-       166,654        166,654           $-



